SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated August 20, 2004

                              -------------------

                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)

                              -------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                     ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                    Yes    No X
                                       ---   ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A Company Notice regarding optional redemption of Liquid Yield Option(TM) Notes due September 22, 2009.

                                 COMPANY NOTICE
                                  TO HOLDERS OF
                             STMICROELECTRONICS N.V.
 LIQUID YIELD OPTION(TM) NOTES DUE SEPTEMBER 22, 2009 (ZERO COUPON-SUBORDINATED)
                             CUSIP Number: 861012AB8
                            ISIN Number: FR0000495251

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of September 22, 1999 (the "Indenture"), between STMicroelectronics N.V., a corporation organized under the laws of the Netherlands (the "Company" or "STMicroelectronics") and The Bank of New York, a New York banking corporation, as trustee (the "Trustee"), relating to the Liquid Yield Option(TM) Notes due September 22, 2009 (Zero Coupon-Subordinated) of the Company (the "Securities" or the "LYONs"), that at the option of the holder thereof (the "Holder"), the Securities will be purchased by the Company for $885.91 per $1,000 principal amount at maturity of the Securities (the "Purchase Price"), subject to the terms and conditions of the Indenture, the Securities and this Company Notice and related materials, as amended and supplemented from time to time (as amended or supplemented from time to time, collectively constitute the "Option"). The Bank of New York is serving as paying agent in New York (the "New York Paying Agent") and BNP Paribas Securities Services is serving as paying agent in Paris (the "Paris Paying Agent") (collectively referred to as the "Paying Agent"). Holders may surrender their Securities from August 24, 2004, through 5:00 p.m., New York City time, on September 22, 2004 if they hold their Securities through DTC, or from August 24, 2004, through 5:00 p.m., Paris time, on September 22, 2004, if they hold their Securities through Euroclear France. This Company Notice is being sent pursuant to the provisions of Section 3.08 of the Indenture and paragraph 6 of the Securities. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

To exercise your option to have the Company purchase the Securities and receive payment of $885.91 per $1,000 principal amount at maturity of the Securities ("$1,000 principal amount"), you must validly surrender the Securities and the enclosed Purchase Notice to either the New York Paying Agent or the Paris Paying Agent (and not have withdrawn such surrendered Securities and Purchase Notice), prior to 5:00 p.m. local time in New York or Paris, on Wednesday, September 22, 2004; Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m. local time in New York or Paris, on Wednesday, September 22, 2004. The right of Holders to surrender Securities for purchase in the Option expires at the close of business local time in New York or Paris, on Wednesday, September 22, 2004 as described above. Holders holding their Securities through Euroclear France must validly surrender their Securities and the enclosed Purchase Notice to the Paris Paying Agent (and not have withdrawn such surrendered Securities and Purchase Notice), prior to 5:00 p.m., Paris time, on Wednesday, September 22, 2004; Securities surrendered for purchase through the Paris Paying Agent may be withdrawn at any time prior to 5:00 p.m., Paris time, on Wednesday, September 22, 2004. The right of Holders that surrender through the Paris Paying Agent to surrender their Securities for purchase in the Option expires at 5:00 p.m., Paris time, on Wednesday, September 22, 2004. HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY ("DTC") NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE NEW YORK PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC. HOLDERS THAT SURRENDER THROUGH THE BOOK-ENTRY FACILITIES OF EUROCLEAR FRANCE NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PARIS PAYING AGENT IF SUCH HOLDERS COMPLY WITH APPLICABLE TRANSMITTAL PROCEDURES.

The addresses for the Trustee, New York Registrar, New York Paying and Conversion Agent, Paris Paying and Conversion Agent and Dutch Registrar are as follows:

    Trustee, New York Registrar,           Paris Paying and                Dutch Registrar:
        New York Paying and                Conversion Agent:
         Conversion Agent:
  The Bank of New York              BNP Paribas Securities        Netherlands Management Company B.V.
  Corporate Trust                   Services                      Locatellikade 1
  Operations/Reorganization Unit    GIS Emetteur OST & Coupon     Parnassustoren
  101 Barclay Street                Les Collines de l'Arche       1076 AZ Amsterdam, The Netherlands
  Floor 7 East                      Paris La Defense Cedex 09
  New York, New York 10286          France 75450

Copies of this Company Notice may be obtained from the Paying Agents at their addresses set forth above. Questions and requests for assistance in connection with the surrender of Securities for purchase in the Option may be directed to David A. Mauer, Corporate Trust Operations at The Bank of New York on (+1) 212-815-2548 (Fax: (+1) 212-298-1915) or to Bernard Lacam at BNP Paribas Securities Services on (+33) (0)1-5577-9541.

              The date of this Company Notice is August 18, 2004.

                                TABLE OF CONTENTS

                                                                                                              Page
                                                                                                              ----
IMPORTANT INFORMATION CONCERNING THE OPTION                                                                   4
1         Information Concerning the Company                                                                  4
2         Information Concerning the Securities                                                               4
     2.1. The Company's Obligation to Purchase the Securities                                                 4
     2.2. Purchase Price                                                                                      4
     2.3. Conversion Rights of the Securities                                                                 5
     2.4. Market for the Securities and STMicroelectronics Common Shares                                      5
     2.5. Redemption                                                                                          6
     2.6. Change in Control                                                                                   7
     2.7. Ranking                                                                                             7
3         Procedures to Be Followed by Holders Electing to Surrender Securities for Purchase                  7
     3.1. Method of Delivery                                                                                  7
     3.2. Purchase Notice                                                                                     7
     3.3. Delivery of Securities                                                                              7
4         Right of Withdrawal                                                                                 8
5         Payment for Surrendered Securities                                                                  8
6         Source and Amount of Funds                                                                          8
7         Securities Acquired                                                                                 9
8         Purchases of Securities by the Company and its Affiliates                                           9
9         Material United States and Dutch Tax Considerations                                                 9
10        Additional Information                                                                              12
11        No Solicitations                                                                                    13
12        Definitions                                                                                         13
13        Conflicts                                                                                           13

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and accompanying Purchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and accompanying Purchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its Supervisory Board, Managing Board or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder's Securities. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender.

                   IMPORTANT INFORMATION CONCERNING THE OPTION

1. Information Concerning the Company. STMicroelectronics N.V., a corporation organized under the laws of the Netherlands (the "Company" or "STMicroelectronics"), will redeem for cash upon the option of the holder its Liquid Yield Option(TM) Notes due September 22, 2009 (Zero Coupon-Subordinated) (the "Securities").

STMicroelectronics is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. STMicroelectronics has approximately 45,700 employees worldwide. STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets.

The Company is organized under the laws of the Netherlands and has its corporate legal seat in Amsterdam and its head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol Airport, Amsterdam, the Netherlands. The telephone number there is (+31) 20-406-9604. The headquarters and operational offices are located at 39, Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. The main telephone number there is (+41-22) 929-2929. The Company's agent for service of process in the United States is STMicroelectronics, Inc., 1310 Electronics Drive, Carrollton, Texas, 75006-5039 and the main telephone number there is (+1-972) 466-6000.

2. Information Concerning the Securities. The Securities were issued under an Indenture, dated as of September 22, 1999 (the "Indenture"), between the Company and The Bank of New York, a New York banking corporation, as trustee (the "Trustee"). The Securities mature on September 22, 2009.

2.1. The Company's Obligation to Purchase the Securities. Pursuant to the terms of the Securities and the Indenture, unless earlier redeemed, the Company is obligated to purchase all Securities validly surrendered for purchase and not withdrawn, at the Holder's option on September 22, 2004. The Company has elected to pay the purchase price solely in cash. The purchase price will be $885.91 per $1,000 aggregate principal amount at maturity of Securities surrendered on September 22, 2004.

This Option will expire at 5:00 p.m. local time in New York or Paris, depending on whether you hold Securities through DTC or Euroclear France, on September 22, 2004 (the "Purchase Date"). The Company will not extend the period Holders have to accept the Option unless required to do so by applicable law. The purchase by the Company of validly surrendered Securities is not subject to any conditions other than such purchase being lawful.

2.2. Purchase Price. Pursuant to the Indenture, the purchase price to be paid by the Company for the Securities on September 22, 2004 is $885.91 per $1,000 principal amount at maturity of the Securities (the "Purchase Price"). The Purchase Price will be paid in cash with respect to any and all Securities validly surrendered for purchase and not withdrawn prior to the Purchase Date. (See "5. Payment for Surrendered Securities.") Securities surrendered for purchase will be accepted only in principal amounts at maturity equal to $1,000 (the "$1,000 principal amount") or integral multiples thereof. The Original Issue Discount (as defined in the Indenture) will cease to accrue on the Purchase Date unless the Company defaults in making payment on Securities validly surrendered for purchase and not withdrawn.

The Purchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or the Common Shares. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and the Common Shares before making a decision whether to surrender their Securities for purchase.

None of the Company or its Supervisory Board, Managing Board or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for purchase and, if so, the principal amount of Securities to surrender based on such Holder's assessment of current market value of the Securities and the Common Shares and other relevant factors.

2.3. Conversion Rights of the Securities. The Securities are convertible into STMicroelectronics Common Shares in accordance with and subject to the terms of the Indenture and paragraphs 9 and 10 of the Securities. The conversion rate of the Securities as of August 24, 2004 is 26.292 Common Shares per $1,000 principal amount of the Securities. Each of the Paying Agents is currently acting as Conversion Agent for the Securities.

Holders that do not surrender their Securities for purchase pursuant to the Option will maintain the right to convert their Securities into Common Shares, subject to the terms, conditions and adjustments specified in the Indenture. Once a Holder gives a Purchase Notice, a Holder may not convert Securities for Common Shares under the Indenture unless such Holder validly withdraws such Purchase Notice before 5:00 p.m. in New York or Paris, depending on whether such Holder holds Securities through DTC or Euroclear France, on the Purchase Date, as described in Section 4 hereafter.

2.4. Market for the Securities and STMicroelectronics Common Shares. The Securities are traded on the New York Stock Exchange under the symbol "STM ZR 09" and on Euronext Paris SA. To the extent that the Securities are traded, prices of the Securities may fluctuate depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company's operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Option.

The table below indicates the range of the high and low prices on the New York Stock Exchange and the high and low prices for the LYONs on Euronext Paris SA, in both cases as a percentage of principal amount at maturity, during each quarter during the past two years. Each range is based on the highest or lowest rate at the end of each closing day on the relevant exchange.

                                                                      New York Stock
                                                                          Exchange              Euronext Paris
                                                                      price per LYON            price per LYON
                                                                    -------------------       -------------------
Calendar Period                                                      High          Low         High          Low
-----------------------------------------------------------         ------        -----       ------        -----
                                                                            (%)                       (%)
2002
 First quarter.............................................         105.64        93.70       105.05        93.16
 Second quarter............................................         101.93        85.24        99.87        83.00
 Third quarter.............................................          89.98        80.00        89.50        79.70
 Fourth quarter............................................          92.05        79.22        91.75        86.55
2003
 First quarter.............................................          89.91        86.14        89.63        86.14
 Second quarter............................................          91.58        87.82        91.26        87.50
 Third quarter.............................................          91.44        87.61        91.19        86.89
 Fourth quarter............................................          92.52        90.19        92.21        89.61
2004
 First quarter.............................................          92.82        88.47        92.36        88.18
 Second quarter............................................          88.94        88.01        88.84        87.95
 Third quarter (through August 6, 2004)....................          88.30        88.14        88.22        88.10

----------------
Source: Bloomberg

Following the expiration of the option period, the Company expects that Securities not redeemed will continue to be traded over the exchanges; however, the Company anticipates that the trading market for the Securities will be more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, the Company's redemption of Securities pursuant to the Option will reduce the float and may negatively affect the liquidity, market value and price volatility of the Securities that remain outstanding following the redemption. The Company cannot assure you that a market will exist for the Securities following the redemption. The extent of the public market for the Securities following consummation of the redemption will depend upon, among other things, the remaining outstanding principal amount at maturity of the Securities at such time, the number of holders of Securities remaining at that time and the interest on the part of securities firms in maintaining a market in the Securities, market interest rates and the price of the Company's Common Shares.

The Securities are held through The Depository Trust Company ("DTC") and Euroclear France. As of August 6, 2004, there was $917,948,000 aggregate principal amount at maturity of Securities outstanding. DTC and Euroclear France are the sole record holders of the Securities.

The Common Shares of STMicroelectronics into which the Securities are convertible are listed on the NYSE under the symbol "STM" and on Euronext Paris SA and the Borsa Italiana (Milan). The table below indicates the range of the high and low prices in U.S. dollars for the Common Shares on the New York Stock Exchange and the high and low prices in euro for the Common Shares on Euronext Paris and the Italian Stock Exchange during each quarter during the past two years. Each range is based on the highest or lowest rate within each day for common share price ranges for the relevant exchange.


                                                      Italian Stock                              New York Stock
                                                   Exchange price per   Euronext Paris price   Exchange price per
                                                      common share        per common share        common share
                                                   -------------------  ---------------------  --------------------
Calendar Period                                       High       Low        High        Low        High       Low
---------------                                     -------    -------    --------    -------    -------    -------
                                                           ((euro))             ((euro))                 ($)
2002
 First quarter.................................        39.65     31.50        39.70     31.50       35.81     27.62
 Second quarter................................        38.70     21.85        38.72     21.50       34.44     21.38
 Third quarter.................................        26.40     12.98        26.53     12.99       26.29     13.02
 Fourth quarter................................        26.95     11.09        26.95     11.10       26.59     11.00
2003
 First quarter.................................        21.44     15.21        21.66     15.20       22.65     16.67
 Second quarter................................        20.67     16.86        20.67     16.86       24.15     18.00
 Third quarter.................................        24.75     17.71        24.74     17.72       27.35     20.17
 Fourth quarter................................        24.12     20.52        24.11     20.52       28.67     24.13
2004
 First quarter.................................        23.81     18.11        23.81     18.12       29.90     22.27
 Second quarter................................        20.49     16.92        20.50     16.92       24.82     20.32
 Third quarter (through August 6, 2004)........        18.32     14.30        18.32     14.29       22.14     17.27

----------------
Source: Reuters

On August 6, 2004, the last reported sales price of the Common Shares on the NYSE was $17.31 per share. As of such date, there were approximately 891,452,000 Common Shares outstanding. Of the approximately 891,452,000 Common Shares outstanding, approximately 42,853,000 or 4.8% were registered in the common share registry maintained on the Company's behalf in New York. The Company urges you to obtain current market information for the Securities, to the extent available, and the Common Shares before making any decision to surrender your Securities pursuant to the Option.

2.5. Redemption. The Securities were not redeemable by the Company prior to September 22, 2002. Beginning on September 22, 2002, the Company has the right to redeem for cash all but not a portion of the Securities if the closing price for the Company's Common Shares on the principal U.S. securities exchange on which they are traded is equal or greater than 130% of the conversion price for 30 consecutive trading days preceding such redemption. Beginning on September 22, 2004, the Securities are redeemable for cash at any time at the option of the Company, in whole or in part. Redemptions by the Company are required to be made at a redemption price equal to the Issue Price (as defined in the Indenture) plus accrued Original Issue Discount (as defined in the Indenture and as provided for in the Securities) to the date of redemption.

2.6. Change in Control. The Holder may require the Company to redeem his or her Securities if there is a Change in Control (as defined in the Indenture) at a redemption price equal to the Issue Price (as defined in the Indenture) plus accrued Original Issue Discount (as defined in the Indenture) to the date of redemption.

2.7. Ranking. The Securities are unsecured and subordinated obligations of the Company. The Securities are subordinated in right of payment with all of the Company's existing and future unsecured and senior indebtedness. The Securities are effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries.

3. Procedures to Be Followed by Holders Electing to Surrender Securities for Purchase. Holders will not be entitled to receive the Purchase Price for their Securities unless they validly surrender and do not withdraw the Securities on or before 5:00 p.m. local time in New York or Paris, depending on whether you hold your Securities through DTC or Euroclear France, on the Purchase Date. Only registered Holders are authorized to surrender their Securities for purchase and Securities held in book-entry form must be surrendered in compliance with the rules of the applicable book-entry facility. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount or an integral multiple thereof.

If Holders do not validly surrender their Securities on or before 5:00 p.m. local time in New York or Paris, depending on whether you hold your Securities through DTC or Euroclear France, on September 22, 2004, their Securities will remain outstanding subject to the existing terms of the Securities.

3.1. Method of Delivery. The method of delivery of Securities, the related Purchase Notice and all other required documents, including delivery through DTC and acceptance through DTC's Automatic Tenders over the Participant Terminal System ("PTS"), is at the election and risk of the person surrendering such Securities and delivering such Purchase Notice and, except as expressly otherwise provided in the Purchase Notice, delivery will be deemed made only when actually received by the relevant Paying Agent. The date of any postmark or other indication of when a Security or the Purchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Purchase Date to permit delivery to the relevant Paying Agent prior to 5:00 p.m. local time in New York or Paris, depending on whether you hold your Securities through DTC or Euroclear France, on September 22, 2004.

3.2. Purchase Notice. Pursuant to the Indenture, the Purchase Notice must contain:

     o    the certificate number of the Securities being delivered for purchase;

     o the portion of the principal amount of the Securities which will be delivered to be purchased, which portion must be in principal amounts of $1,000 at maturity or an integral multiple thereof; and

     o a statement that such Securities shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in the Indenture and paragraph 6 of the Securities.

3.3. Delivery of Securities.

Securities in Certificated Form. To receive the Purchase Price, Holders of Securities in certificated form must deliver to the relevant Paying Agent the Securities to be surrendered for purchase and the accompanying Purchase Notice, or a copy thereof, on or before 5:00 p.m. local time in New York or Paris, depending on whether you hold your Securities through DTC or Euroclear France, on the Purchase Date.

Securities Held Through a Custodian. A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities for purchase on the Holder's behalf.

Securities in Global Form. A Holder who is a DTC or Euroclear France participant may elect to surrender to the Company his or her beneficial interest in the Securities by:

     o delivering to the relevant Paying Agent's account at DTC or Euroclear France through DTC's or Euroclear France's book-entry system his or her beneficial interest in the Securities on or prior to the close of business in New York or Paris, on the Purchase Date; and

     o electronically transmitting his or her acceptance through DTC's PTS, subject to the terms and procedures of that system, on or prior to 5:00 p.m. local time in New York on the Purchase Date. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the New York Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Purchase Notice; or

     o electronically transmitting his or her Securities through Euroclear France, subject to the terms and procedures of that system, on or prior to 5:00 p.m. local time in Paris on the Purchase Date to the Paris Paying Agent (Euroclear France Account No. 30, "Nature de Comptes 54"), which transmittal will be deemed receipt by the Holder of, and agreement to be bound by, the Purchase Notice.

Securities and the Purchase Notice must be delivered to the relevant Paying Agent to collect payment. Delivery of documents to DTC, Euroclear France or the Company does not constitute delivery to either of the Paying Agents.

HOLDERS THAT SURRENDER THROUGH DTC or Euroclear France NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE RELEVANT PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC or Euroclear France.

4. Right of Withdrawal. Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m. local time in New York or Paris, depending on whether you hold your Securities through DTC or Euroclear France, on the Purchase Date. In order to withdraw Securities, Holders must deliver to the relevant Paying Agent written notice, substantially in the form enclosed herewith, containing:

     o the certificate number(s) and principal amount at maturity of the Securities with respect to which such notice of withdrawal is being submitted;

     o the principal amount at maturity, if any, of such Securities which remain subject to the original Purchase Notice and which have been or will be delivered for purchase by the Company; and

     o the Holder's signature, in the same manner as the original signature on the Purchase Notice by which such Securities were surrendered for purchase.

The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Exchange Act) unless such Securities have been surrendered for purchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Securities will be deemed not validly surrendered for purposes of the Option. Securities withdrawn from the Option may be resurrendered by following the surrender procedures described in Section 3 above. Securities not accepted for payment after the expiration of forty business days from the commencement of the purchase period the Securities may be withdrawn.

HOLDERS THAT WITHDRAW THROUGH DTC OR EUROCLEAR FRANCE NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE RELEVANT PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC OR EUROCLEAR FRANCE.

5. Payment for Surrendered Securities. The Company will promptly forward to the Paying Agents as soon as practicable on September 23, 2004 the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the relevant Paying Agent will thereafter promptly distribute the cash to each Holder of such surrendered Securities; provided that the Securities were validly delivered and not validly withdrawn prior to 5:00 p.m. local time in New York or Paris (depending on whether you hold your Securities through DTC or Euroclear France) on the Purchase Date.

6. Source and Amount of Funds. The maximum amount of funds required by the Company to purchase the Securities and to pay related fees and expenses is estimated to be approximately $813 million (assuming 100% of the outstanding Securities are surrendered and accepted for payment). In the event any Securities are surrendered and accepted for payment, the Company will use cash on hand to funds such redemptions. The Company may also seek additional sources of cash to improve its cash position, including accessing the capital markets.

7. Securities Acquired. Any Securities purchased by the Company pursuant to the Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

8. Purchases of Securities by the Company and Its Affiliates. Each of the Company and its affiliates, including their executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Option until at least the tenth business day after the Purchase Date. Following such time, if any Securities remain outstanding, the Company and its affiliates may purchase Securities in the open market, in private transactions, through a tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. Any decision to purchase Securities after the Option, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Option, the market price of the Common Shares, the business and financial position of the Company, and general economic and market conditions.

9. Material United States and Dutch Tax Considerations.

This summary of U.S. and Dutch tax considerations is for general information only and does not constitute tax advice. The Company urges that Holders consult their tax advisors with respect to the particular tax consequences of surrendering Securities pursuant to the Option to each Holder's particular situation, including the applicability and effect of any state, local and foreign tax laws.

Material United States Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations relating to the sale of Securities pursuant to the Option. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury regulations promulgated thereunder, rulings, judicial decisions and administrative pronouncements, all as in effect as of the date hereof, and all of which are subject to change or changes in interpretation, possibly with retroactive effect.

Moreover, this summary applies only to U.S. Holders (as defined below) who hold Securities as capital assets. This summary may not apply to a U.S. Holder or may not completely describe the tax consequences applicable to a particular U.S. Holder. For example, special rules may apply to certain Holders and this summary is not exhaustive of all possible tax considerations (such as those applicable to U.S. expatriates, tax-exempt entities, persons subject to the alternative minimum tax, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, securities broker-dealers, traders that mark to market, persons holding Securities in a straddle, hedging or conversion transaction, persons who own (directly, indirectly or by attribution) 10% or more of the voting power or outstanding share capital of the Company or persons whose functional currency is not the U.S. dollar). Such Holders may be subject to U.S. federal income tax consequences different from those set forth below.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Securities that is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds Securities is urged to consult its tax advisor regarding the specific U.S. federal income tax consequences of the surrender of Securities pursuant to the Option.

Sale of Securities Pursuant to the Option

A U.S. Holder's receipt of cash in exchange for Securities pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally will recognize U.S. source capital gain or loss on the sale of a Security in an amount equal to the difference between the amount of cash received for the Security (except for any amount attributable to accrued but unpaid interest, including accrued original issue discount or "OID" (defined below), that such Holder has not already included in income) and the Holder's adjusted tax basis in the Security at the time of the sale. Subject to the market discount rules discussed below, a U.S. Holder's capital gain or loss will be treated as long-term capital gain or loss if the U.S. Holder held the Security for more than one year at the time of the sale. Long-term capital gains recognized by noncorporate U.S. Holders generally are subject to U.S. federal income taxation at a maximum rate of 15%. Capital gains of corporate U.S. Holders generally are taxable at the regular tax rates applicable to corporations. The deductibility of capital losses is subject to significant limitations. To the extent that any amount paid for the Security is attributable to accrued but unpaid interest, including OID, it will constitute ordinary income to the U.S. Holder except to the extent that the amount was previously included in income.

Generally, a U.S. Holder will have an adjusted tax basis in a Security equal to the amount the Holder paid for the Security, increased by the amount of OID previously included in income and, if the election described in the following paragraph has been made, market discount previously included in the Holder's income, and decreased by any acquisition premium in respect of the Security that has been previously taken into income as an offset to OID income. OID generally is the excess of the stated redemption price at maturity of a Security over its issue price. A ratable daily portion of OID allocable to each accrual period (each of which must be no longer than one year) must be included in income by the U.S. Holder and the amount allocable to each accrual period must be determined on a constant yield basis.

An exception to the capital gain treatment described above may apply if a U.S. Holder purchased a Security at market discount. If a U.S. Holder acquired a Security at a cost that is less than its revised issue price, the amount of the difference is treated as market discount for U.S. federal income tax purposes, unless the difference is less than 0.0025 multiplied by the revised issue price multiplied by the number of complete years to maturity from the date of acquisition. The revised issue price is the sum of the issue price of the Security and the aggregate amount of OID that accrued on the Security prior to the time acquired by the U.S. Holder. In general, any gain a U.S. Holder realizes on the sale of a Security having market discount will be treated as ordinary income (rather than as capital gain) to the extent of the accrued market discount, unless the U.S. Holder has elected to include market discount in income currently as it accrues.

Information Reporting and Backup Withholding

Proceeds from the surrender of Securities pursuant to the Option generally will be subject to information reporting to the Internal Revenue Service unless an exception applies. Backup withholding will apply at a current rate of 28% unless a Holder provides the New York Paying Agent with a correct taxpayer identification number or certificate of non-U.S. status and makes any other required certification, or otherwise establishes an exemption from backup withholding. Payments to certain Holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to information reporting or backup withholding.

To prevent backup withholding, U.S. Holders electing to surrender Securities should complete and deliver to the New York Paying Agent the Substitute Form W-9 that is part of this Company Notice, certifying that the taxpayer identification number on such form is correct and that payments to the Holder are not subject to backup withholding. If a U.S. Holder is exempt from backup withholding under the Code, the Holder should so indicate its exempt status in Part 2 of the Substitute Form W-9. Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Holders who may be subject to information reporting and backup withholding also can obtain copies of IRS Forms W-9 and W-8 from the Internal Revenue Service website (www.irs.gov). Persons in doubt as to the necessity of furnishing these forms should consult their tax advisors.

Backup withholding is not an additional tax, and any amounts withheld as backup withholding may be credited against a Holder's U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

Material Dutch Tax Considerations

This discussion addresses the material Dutch tax consequences of the purchase by the Company of Securities. It does not consider every aspect of taxation that may be relevant to a particular Holder of Securities under special circumstances or who is subject to special treatment under applicable law. This summary is based on the tax laws of the Netherlands as they are in force and in effect on the date of this Company Notice. The laws upon which this summary is based are subject to change, perhaps with retroactive effect. A change to such laws may invalidate the contents of this summary, which will not be updated to reflect any such changes. This summary assumes that each transaction with respect to Securities is at arm's length.

Withholding tax

All payments in respect of the Securities will be made free of withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein unless otherwise required by applicable law. If the Company is required by law to make any deductions or withholding for Dutch dividend withholding tax, the Company will make sufficient funds available such that the Holder receives the full amount it should have received had no deduction or withholding been made in accordance with the terms of the Indenture.

Taxes on income and capital gains

The summary set out in the following paragraphs only applies to a holder of Securities who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, in the case of an individual, has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes (a "Non-Resident holder of Securities").

General. A Non-Resident holder of Securities will not be subject to income taxation in the Netherlands by reason only of the purchase by the Company of the Securities.

Individuals. A Non-Resident holder of Securities who is an individual will not be subject to any Dutch taxes on income or capital gains in respect of any benefit derived or deemed to be derived from Securities, including any payment under the Securities and any gain realized on the disposal of Securities, provided that both of the following conditions are satisfied.

1. If he or she derives profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as an entrepreneur or a shareholder, which enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, as the case may be, his or her Securities are not attributable to such enterprise.

2. He or she does not derive benefits and is not deemed to derive benefits from Securities that are taxable as benefits from miscellaneous activities in the Netherlands (resultaat uit overige werkzaamheden in Nederland).

Benefits derived or deemed to be derived from Securities by a Non-Resident holder of Securities who is an individual and who satisfies condition 1 above, including any gain realized on the disposal thereof, will be taxable as benefits from miscellaneous activities in the Netherlands if he or she, or an individual who is a connected person in relation to him or her as meant in article 3.91, paragraph 2, letter b, or letter c, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), has a substantial interest (aanmerkelijk belang) in STMicroelectronics N.V.

A person has a substantial interest in STMicroelectronics N.V. if such person - either alone or, in the case of an individual, together with his partner (partner), if any - has, directly or indirectly, either the ownership of shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of STMicroelectronics N.V., or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of STMicroelectronics N.V., or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of STMicroelectronics N.V. or to 5% or more of the liquidation proceeds of STMicroelectronics N.V.

A person who is only entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and such person's entitlement to such benefits is considered a share or a profit participating certificate, as the case may be.

Furthermore, a Non-Resident holder of Securities who is an individual and who satisfies condition 1 above may, inter alia, derive benefits from Securities that are taxable as benefits from miscellaneous activities in the following circumstances, if such activities are performed or deemed to be performed in the
Netherlands:

a. if his investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or
b. if he or she makes Securities available or is deemed to make Securities available, legally or in fact, directly or indirectly, to certain parties as meant in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001 under circumstances described there.

Entities. A Non-Resident holder of Securities other than an individual will not be subject to any Dutch taxes on income or capital gains in respect of any payment under the Securities or in respect of any gain realized on the disposal of Securities, provided that (a) if such Non-Resident holder of Securities derives profits from an enterprise that is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise (other than as an entrepreneur or as a holder of securities), the Securities are not attributable to such enterprise, and (b) such Non-Resident holder of Securities does not have a substantial interest in STMicroelectronics N.V.

A person other than an individual has a substantial interest in STMicroelectronics N.V., (x) if it has a substantial interest in STMicroelectronics N.V. (as described above under Individuals) or (y) if it has a deemed substantial interest in STMicroelectronics N.V. A deemed substantial interest may be present if its shares, profit participating certificates or rights to acquire shares or profit participating certificates in STMicroelectronics N.V. have been acquired by such person or are deemed to have been acquired by such person on a non-recognition basis.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable by a holder of Securities in the Netherlands in respect of or in connection with the purchase by the Company of Securities.

10. Additional Information. STMicroelectronics is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files and submits reports and other information with the SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet at www.sec.gov. Such reports and other information concerning STMicroelectronics may also be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition. These documents are incorporated herein by reference.

     o STMicroelectronics' Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 4, 2004;

     o STMicroelectronics' Current Reports on Form 6-K, dated May 12, 2004 and July 30, 2004;

     o The Section titled "Description of LYONs" in Amendment No. 1 to the Company's Registration Statement on Form F-3 (File No. 333-10748), as filed with the Securities and Exchange Commission on September 13, 1999; and

     o Any current reports on Form 6-K submitted to the Securities and Exchange Commission through September 22, 2004.

In the event of conflicting information between any of these documents, the information in the latest documents should be considered correct and to be the information included in this Company Notice.

STMicroelectronics, through the New York and Paris Paying Agents, will provide without charge to each person, including any beneficial owner of the Securities to whom this Company Notice has been delivered, upon his or her written or oral request, a copy of any and all of the documents referred to above that have been or may be incorporated by reference herein, other than exhibits to such documents (unless those exhibits are specifically incorporated by reference herein), and the Indenture relating to the Securities. Requests for copies should be directed to the New York and Paris Paying Agents.

11. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Option.

12. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

13. Conflicts. In the event of any conflict between this Company Notice and the accompanying Purchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of the Company or its Supervisory Board, Managing Board or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for redemption pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for redemption and, if so, the principal amount of Securities to surrender based on their own assessment of current market value and other relevant factors.

STMicroelectronics N.V.
August 18, 2004

                                 PURCHASE NOTICE
                               IN CONNECTION WITH
                             STMICROELECTRONICS N.V.
                     LIQUID YIELD OPTION(TM) NOTES DUE 2009
                           (ZERO COUPON-SUBORDINATED)

                             CUSIP Number: 861012AB8
                            ISIN Number: FR0000495251

                         Pursuant to the Company Notice
                              dated August 18, 2004

This Purchase Notice relates to the purchase of Liquid Yield Option(TM) Notes due 2009 (Zero Coupon-Subordinated) (the "Securities") of STMicroelectronics N.V., a company organized under the laws of the Netherlands (the "Company"), at the option of the holder thereof, pursuant to the terms and conditions specified in the Indenture, dated as of September 22, 1999 (the "Indenture"), among the Company, as issuer, and The Bank of New York, a New York banking corporation, as trustee (the "Trustee"), and paragraph 6 of the Securities and as set forth in the Company Notice, dated August 18, 2004.

Depending on whether you hold Securities through DTC or Euroclear France, your right to surrender your Securities to the Company for purchase will expire at 5:00 p.m. local time in New York or Paris, on Wednesday, September 22, 2004 (the "Purchase Date"). Holders of Securities (the "Holders") must validly deliver this Purchase Notice on or before the Purchase Date (and not have withdrawn such Purchase Notice) prior to 5:00 p.m. local time in New York or Paris, depending on whether you hold Securities through DTC or Euroclear France, on the Purchase Date, in order to receive $885.91 per $1,000 principal amount at maturity of Securities (the "$1,000 principal amount"). Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m. local time in New York or Paris, depending on whether you hold Securities through DTC or Euroclear France, on the Purchase Date. HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY ("DTC") OR EUROCLEAR FRANCE NEED NOT SUBMIT A PHYSICAL COPY OF THIS PURCHASE NOTICE TO THE RELEVANT PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC OR EUROCLEAR FRANCE.

The addresses for surrendering physical Securities are as follows:

   Trustee, New York Registrar,          Paris Paying and                       Dutch Registrar:
       New York Paying and               Conversion Agent:
        Conversion Agent:
  The Bank of New York                 BNP Paribas Securities Services     Netherlands Management Company B.V.
  Corporate Trust                      GIS Emetteur OST & Coupon           Locatellikade 1
  Operations/Reorganization Unit       Les Collines de l'Arche             Parnassustoren
  101 Barclay Street                   Paris La Defense Cedex 09           1076 AZ Amsterdam, The Netherlands
  Floor 7 East                         France 75450
  New York, New York 10286

The instructions accompanying this Purchase Notice should be read carefully before this Purchase Notice is completed.

This Purchase Notice can be used only if:

     o certificate(s) representing Securities are to be physically delivered to the relevant Paying Agent; or

     o a surrender of Securities will be made by book-entry transfer to the New York Paying Agent's account at DTC through the DTC's Automatic Tenders over the Participant Terminal System ("PTS"), subject to the terms and procedures of that system, or to the Paris Paying Agent's account at Euroclear France (Account

          No. 30, "Nature de Comptes No. 54"). Holders that surrender through DTC or Euroclear France need not submit a physical Purchase Notice to the New York or Paris Paying Agent if such holders comply with the transmittal procedures of DTC or Euroclear France, respectively.

Any beneficial owner whose Securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to surrender such Securities should contact such registered holder of the Securities promptly and instruct such registered holder to surrender on behalf of the beneficial owner.

Delivery of this Purchase Notice and all other required documents to an address other than as set forth above does not constitute valid delivery to the Paying Agents. Delivery of documents to DTC, Euroclear France or the Company does not constitute delivery to the New York or Paris Paying Agent. The method of delivery of all documents, including certificates representing Securities, is at the risk of the holder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. You must sign this Purchase Notice in the appropriate space provided for your signature, with signature guarantee if required, and complete the Form W-9 set forth below. See instructions 1, 2 and 12.

Ladies and Gentlemen:

By execution of this Purchase Notice, each signatory hereof (the "undersigned") represents that the undersigned has received the Company Notice, dated August 18, 2004 (the "Company Notice"), of STMicroelectronics N.V., a company organized under the laws of the Netherlands (the "Company"), which provides the notice to the holders (the "holders") required pursuant to the Securities (as defined below) and Indenture, dated as of September 22, 1999 (the "Indenture"), between the Company, as issuer, and The Bank of New York, a New York banking corporation, as trustee (the "Trustee"). This Purchase Notice relates to the Company's Liquid Yield OptionTM Notes due 2009 (Zero Coupon-Subordinated) (the "Securities"), and the holder's right to surrender the Securities for purchase by the Company for $885.91 per $1,000 principal amount at maturity of the Securities (the "Purchase Price"), subject to the terms and conditions of the Indenture, and the Company Notice. Upon the terms and subject to the conditions set forth herein and in the Indenture, and effective upon the acceptance for payment thereof, the undersigned hereby irrevocably sells, assigns and transfers all right and title to the Company in and to the Securities surrendered hereby.

The undersigned hereby irrevocably constitutes and appoints the New York Paying Agent or the Paris Paying Agent, as the case may be, the true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that such Paying Agent also acts as the agent of the Company) with respect to such Securities, with full power of substitution (such power-of-attorney being deemed to be an irrevocable power coupled with an interest) to (1) present such Securities and all evidences of transfer and authenticity to, or transfer ownership of, such Securities on the account books maintained by The Depository Trust Company ("DTC") or Euroclear France, as the case may be, to, or upon the order of, the Company, (2) present such Securities for transfer and cancellation on the books of the relevant security registrar, and (3) receive all benefits and otherwise exercise all rights of beneficial ownership of such Securities, all in accordance with the terms of and conditions to the Company Notice and the Indenture.

The undersigned hereby represents and warrants that:

(a) the undersigned owns the Securities surrendered hereby as contemplated by Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has full power and authority to validly surrender the Securities surrendered hereby;

(b) when and to the extent the Company accepts such Securities for payment, the Company will acquire good, marketable and unencumbered title to them, free and clear of all security interests, liens, charges, encumbrances, conditional sales agreements or other obligations relating to their surrender or transfer, and not subject to any adverse claim;

(c) on request, the undersigned will execute and deliver any additional documents that either the New York Paying Agent, the Paris Paying Agent or the Company deems necessary or desirable to complete the surrender of the Securities surrendered for purchase hereby and accepted for payment; and

(d) the undersigned has read and agrees to all of the terms of the Company Notice and this Purchase Notice.

The undersigned understands that surrender of the Securities is not made in acceptable form until receipt by the New York or Paris Paying Agent (as the case may be) of this Purchase Notice, duly completed and signed, together with all accompanying evidence of authority in form satisfactory to the Company in its sole discretion (which may delegate power in whole or in part to such Paying Agent). All questions as to form of documents, eligibility, validity (including time of receipt) and acceptance for payment of any surrender of Securities for purchase hereunder will be determined by the Company in its sole discretion (which may delegate power in whole or in part to either Paying Agent) and such determination shall be final and binding on all parties.

Depending on whether the undersigned holds Securities through DTC or Euroclear France, the undersigned understands that all Securities properly surrendered for purchase on or before 5:00 p.m. local time in New York or Paris on September 22, 2004 (the "Purchase Date"), and not withdrawn prior to 5:00 p.m. local time in New York or Paris, on the Purchase Date, will be purchased at the Purchase Price, in cash, upon the terms and conditions specified in the Indenture and as set forth in the Company Notice. The undersigned understands that acceptance of the Securities by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Indenture, the Company Notice and this Purchase Notice.

It is understood and hereby acknowledged by the undersigned that the certificate(s) evidencing the Securities need not be delivered concurrently herewith in order to surrender such Securities evidenced thereby. However, the Company shall not be obligated to deliver the Purchase Price for such Securities until such time that the certificate(s) evidencing such Securities are received by the relevant Paying Agent.

Payment on Securities surrendered through DTC or Euroclear France will be made in accordance with the applicable rules and regulations of the respective organization and the applicable paying agent's customary practices. Unless otherwise indicated under "Special Issuance Instructions" or "Special Delivery Instructions" below, the check for the Purchase Price for any physical Securities tendered hereby that are purchased will be issued to the order of the undersigned and mailed to the address indicated in the box entitled "Description of Securities Being Surrendered for Purchase." In the event that the boxes entitled "Special Issuance Instructions" and/or "Special Delivery Instructions" are completed, the check will be issued in the name of, and the payment of the aggregate Purchase Price will be mailed to, the address so indicated.

All authority conferred or agreed to be conferred in this Purchase Notice shall not be affected by and shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Purchase Notice shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

                       NOTE: SIGNATURES MUST BE PROVIDED.

              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

            DESCRIPTION OF SECURITIES BEING SURRENDERED FOR PURCHASE

      Name(s) and Address(es) of Registered
   holder(s) (Please fill in exactly as name(s)                 Securities Surrendered for Purchase
            appear(s) on Securities(1)                      (Attach additional signed list, if necessary)
                                                           Security          Principal Amount      Principal Amount
                                                          Certificate         Represented by       Surrendered for
                                                         Number(s)(2)           Securities         Purchase (2)(3)

                                                      ----------------------------------------------------------------
                                                      ----------------------------------------------------------------
                                                      ----------------------------------------------------------------
                                                      ----------------------------------------------------------------
                                                      ----------------------------------------------------------------
                                                         Total Amount
                                                        Surrendered for
                                                           Purchase
----------------------------------------------------------------------------------------------------------------------

(1) Must correspond exactly to the name(s) that appear(s) on the certificate(s) for the Securities and the relevant Paying Agent's record of registered holders or, if surrendered by a DTC participant, exactly as such participant's name(s) and address(es) appear(s) on the security position listing of DTC.
(2) Need not be completed if Securities are being surrendered by book-entry transfer.
(3) Unless otherwise specified, the entire aggregate principal amount at maturity evidenced by such Securities will be deemed to have been surrendered for purchase.

                               METHOD OF DELIVERY

|_|       CHECK HERE IF SECURITIES ARE BEING OR WILL BE PHYSICALLY DELIVERED
          HEREWITH.

|_| CHECK HERE IF SECURITIES ARE BEING OR WILL BE DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE RELEVANT PAYING AGENT WITH DTC, AND COMPLETE THE FOLLOWING:

Name of Surrendering Institution:_______________________________________________

DTC Account Number:_____________________________________________________________

Euroclear France Account Number:________________________________________________

Contact Person:_________________________________________________________________

Address:________________________________________________________________________

________________________________________________________________________________

Telephone (with international dialing code):____________________________________

Facsimile (with international dialing code):____________________________________

Date Surrendered:_______________________________________________________________

Transaction Code Number:________________________________________________________

                          SPECIAL ISSUANCE INSTRUCTIONS

                        (See Instructions 2, 4, 5 and 6)

To be completed ONLY if Securities not surrendered or not purchased and/or any check for the aggregate Purchase Price of Securities purchased are to be issued in the name of and sent to someone other than the undersigned, or if Securities surrendered by book-entry transfer that are not accepted for purchase are to be credited to an account maintained at DTC other than the one designated above.

Issue Check and/or Securities to:

Name: __________________________________________________________________________

                                 (Please Print)

Address:________________________________________________________________________

________________________________________________________________________________

           (Taxpayer Identification Number or Social Security Number)

Credit unpurchased Securities by book-entry to DTC account number:

________________________________________________________________________________

                              (DTC Account Number)

________________________________________________________________________________

                                 (Account Party)

                          SPECIAL DELIVERY INSTRUCTIONS

                        (See Instructions 2, 4, 5 and 6)

To be completed ONLY if Securities not surrendered or not purchased and/or any check for the aggregate Purchase Price of Securities purchased, issued in the name of the undersigned, are to be sent to someone other than the undersigned, or to the undersigned at an address other than that indicated above.

Mail Check and/or Securities to:

Name:___________________________________________________________________________

                                 (Please Print)

Address:________________________________________________________________________

________________________________________________________________________________

                              (Including Zip Code)

            NOTE: SIGNATURES MUST BE PROVIDED ON THE FOLLOWING PAGE.
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

                                    SIGNATURE

                           (See Instructions 1 and 5)
                      (Please Complete Substitute Form W-9)

Must be signed by registered holder(s) exactly as name(s) appear(s) on the Securities or on a security position listing or by person(s) authorized to become registered holder(s) of the Securities by documents transmitted with this Purchase Notice. If the signature is by an attorney-in-fact, executor, administrator, trustee, guardian, partner, officer of a corporation or another party acting in a fiduciary or representative capacity, please set forth the signer's full title.

________________________________________________________________________________

         (Signature(s) of Registered holder(s) or Authorized Signatory)

Dated: _______________, 2004

Name(s): _______________________________________________________________________

________________________________________________________________________________

                                 (Please Print)

Capacity (full title):__________________________________________________________

Area Code(s) and Telephone Number(s):___________________________________________

Tax ID/SS Number(s):____________________________________________________________

        (Taxpayer Identification Number(s) or Social Security Number(s))

Address(es):____________________________________________________________________

                               (Include Zip Code)

    The Guarantee Below Must Be Completed in Accordance with the Instructions

________________________________________________________________________________

                            GUARANTEE OF SIGNATURE(S)
                           (See Instructions 2 and 5)

Authorized Signature:___________________________________________________________

Name:___________________________________________________________________________

Title:__________________________________________________________________________

Name of Eligible Institution:___________________________________________________

Address:________________________________________________________________________

Area Code and Telephone Number:_________________________________________________

Dated:________________, 2004

                                  INSTRUCTIONS

        Forming Part of the Terms and Conditions of this Purchase Notice

1. Delivery of Purchase Notice and Securities. This Purchase Notice can be used only if Securities are to be delivered to the relevant Paying Agent or if a surrender of Securities will be made by book-entry transfer to the relevant Paying Agent's account at DTC or Euroclear France. Holders that surrender through DTC or Euroclear France need not submit a physical Purchase Notice to the relevant Paying Agent if such holders comply with the transmittal procedures of DTC or Euroclear France, as applicable. A properly completed and duly executed Purchase Notice or agent's message and any other required documents must be delivered to the relevant Paying Agent at the appropriate address set forth on the first page of this Purchase Notice and must be received by such Paying Agent prior to 5:00 p.m. local time in New York or Paris on September 22, 2004. The term "agent's message" means a message, transmitted to DTC and received by the relevant Paying Agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgement that the undersigned agrees to be bound by this Purchase Notice and that the Company may enforce this Purchase Notice against the undersigned. Delivery of documents to DTC, Euroclear France or the Company does not constitute delivery to the New York or Paris Paying Agent.

The method of delivery of all documents, including Securities, this Purchase Notice and any other required documents, is at the election and risk of the surrendering holder(s). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

Each surrendering holder, by execution of this Purchase Notice, waives any right to receive any notice of the acceptance of his or her surrender.

2. Guarantee of Signatures. No signature guarantee is required if either:

(a) this Purchase Notice is signed by the registered holder(s) of the Securities (which term, for purposes of this Purchase Notice, includes any participant in DTC whose name appears on a security position listing as the holder of such Securities) surrendered by the Purchase Notice, unless such holder has completed the box entitled "Special Issuance Instructions" and/or "Special Delivery Instructions" above; or

(b) the Securities surrendered by this Purchase Notice are surrendered for the account of an eligible guarantor institution, as defined in Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution").

In all other cases an Eligible Institution must guarantee the signatures on this Purchase Notice. See Instruction 5.

3. Inadequate Space. If the space provided in the box captioned "Description of Securities Being Surrendered for Purchase" is inadequate, the Security certificate numbers, the principal amount at maturity represented by the Securities and the principal amount at maturity surrendered should be listed on a separate signed schedule and attached to this Purchase Notice.

4. Partial Surrenders and Unpurchased Securities. (Not applicable to holders who surrender by book-entry transfer.) If less than all of the principal amount evidenced by the Securities is to be surrendered for purchase, fill in the portion of the principal amount of such Securities which is to be surrendered for purchase in the column entitled "Principal Amount Surrendered for Purchase" in the box captioned "Description of Securities Being Surrendered for Purchase." In such case, a new certificate for the remainder of the Securities evidenced by the old certificate will be issued and sent to the registered holder(s), unless otherwise specified in the box entitled "Special Issuance Instructions" and/or "Special Delivery Instructions" in this Purchase Notice, as promptly as practicable following the later of the Purchase Date or the date the relevant Paying Agent receives the certificate(s) evidencing the surrendered Securities; provided, however, that each Security purchased and each new Security issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. The full principal amount of Securities listed is deemed to have been surrendered unless otherwise indicated.

5. Signatures on Purchase Notice and Endorsements.

(a) If this Purchase Notice is signed by the registered holder(s) of the Securities surrendered for purchase hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the Securities without any change whatsoever.

(b) If the Securities are registered in the names of two or more joint holders, each such holder must sign this Purchase Notice.

(c) If any surrendered Securities are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Purchase Notices as there are different registrations of Securities.

(d) (Not applicable to holders who surrender by book-entry transfer.) When this Purchase Notice is signed by the registered holder(s) of the Securities and transmitted hereby, no endorsement of Securities is required unless payment is to be made, or the Securities not surrendered or not purchased are to be issued, to a person other than the registered holder(s). See Instruction 2. In such an event, signature(s) on such Securities must be guaranteed by an Eligible Institution. If this Purchase Notice is signed by a person other than the registered holder(s) of the Securities listed, the assignment form on the Securities must be completed and signed exactly as the name(s) of the registered holder(s) appear on the Securities and signature(s) on such Securities must be guaranteed by an Eligible Institution. See Instruction 2.

(e) If this Purchase Notice is signed by attorneys-in-fact, executors, administrators, trustees, guardians, partners, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Company of their authority so to act.

6. Special Payment and Special Delivery Instructions. The surrendering holder(s) signing this Purchase Notice should indicate in the applicable box or boxes the name and address to which Securities for principal amounts not surrendered or checks for payment of the aggregate Purchase Price are to be issued or sent, if different from the name(s) and address(es) of such holder(s). In the case of issuance in a different name, the taxpayer identification number or social security number of the person named must also be indicated. If no instructions are given, Securities not surrendered will be returned to the holder(s). Any holder(s) surrendering by book-entry transfer may request that Securities not surrendered be credited to such account at DTC as such holder(s) may designate under the caption "Special Issuance Instructions." If no such instructions are given, any such Securities not surrendered will be returned by crediting the account at DTC designated above.

7. Irregularities. The Company will determine, in its sole discretion, all questions as to the form of documents, eligibility, validity (including time of receipt) and acceptance for payment of any surrender of Securities and its determinations shall be final and binding on all parties. The Company reserves the absolute right to reject any or all surrenders it determines not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in the surrender of any particular Security. No surrender of Securities will be deemed to have been properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with surrenders must be cured within such time as the Company shall determine. The Company's interpretation of the terms of the Purchase Notice (including these instructions) will be final and binding on all parties. None of the Company, the New York Paying Agent, the Paris Paying Agent or any other person is or will be obligated to give notice of any defects or irregularities in surrenders of Securities and none of them will incur any liability for failure to give such notice.

8. Mutilated, Lost, Stolen or Destroyed Certificates for Securities. Any holder(s) whose certificates for Securities have been mutilated, lost, stolen or destroyed should write to or telephone the relevant Paying Agent at the address or telephone number set forth on the front cover page of this Purchase Notice.

The holder will then be instructed by the relevant Paying Agent as to the steps that must be taken in order to replace the certificates. The payment of the Purchase Price cannot be made until the procedures for replacing mutilated, lost, stolen or destroyed certificates have been followed.

9. Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance may be directed to the New York Paying Agent or the Paris Paying Agent and additional copies of the Company Notice and this Purchase Notice may also be obtained from the New York Paying Agent or the Paris Paying Agent.

10. Withdrawal Right. You may withdraw previously surrendered Securities at any time until 5:00 p.m. local time in New York or Paris, depending on whether you hold your Securities through DTC or Euroclear France, on September 22, 2004. See
Section 4 of the Company Notice for a more detailed description of withdrawal rights.

11. Transfer Taxes. If payment of the Purchase Price is to be made to, or if Securities not surrendered or purchased are to be registered in the name of, any persons other than the registered holder(s), or if surrendered Securities are registered in the name of any person other than the person(s) signing this Purchase Notice, the amount of any transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

12. Important Tax Information.

U.S. Backup Withholding

U.S. persons:
-------------

In order to avoid "backup withholding" of U.S. federal income tax at a current rate of 28% on the cash payments payable upon the sale of Securities pursuant to the Option, a Holder whose Securities are accepted for purchase must, unless an exemption applies, provide the New York Paying Agent with his or her correct Taxpayer Identification Number (the "TIN") on Substitute Form W-9 included herein and certify, under penalties of perjury, that such TIN is correct and that he or she is not subject to backup withholding. If a Holder has been notified by the U.S. Internal Revenue Service (the "IRS") that the Holder is subject to backup withholding, the Holder must cross out item (2) of the Certification box of the Substitute Form W-9, unless the Holder has since been notified by the IRS that the Holder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject the tendering Holder to a $50 penalty imposed by the IRS and to U.S. federal backup withholding at a rate of 28% on the cash payments payable to the Holder in respect of the Securities purchased from such Holder. If the tendering Holder has not been issued a TIN and has applied for one or intends to apply for one prior to the payment, the Holder should write "Applied For" in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I, but the TIN has not been received by the New York Paying Agent prior to the date that payment is to be made, the New York Paying Agent will deduct from the payment and remit to the IRS as backup withholding cash equal to 28% of the gross proceeds. Persons supplying a TIN to the New York Paying Agent subsequent to the completion of this letter of transmittal and the Substitute Form W-9, which is an integral part thereof, must supply the TIN on an IRS Form W-9 that can be obtained at http://www.irs.gov/pub/irs-pdf/fw9.pdf. In order to avoid backup withholding, the Form W-9 and TIN must be received by the New York Paying Agent prior to the date that payment is made.

In addition, if a Holder of Securities makes a false statement that results in no imposition of backup withholding, and there was no reasonable basis for making such statement, a $500 penalty may be imposed by the IRS.

Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be applied for from the IRS.

The TIN that is to be provided on the Substitute Form W-9 is that of the beneficial Holder(s) of the Securities. The TIN for an individual is his or her U.S. social security number. To prevent backup withholding, each tendering Holder of Securities is required to notify the New York Paying Agent of his or her correct TIN by completing the

Substitute Form W-9, certifying that the Holder is a U.S. person (including a U.S. resident alien), that the TIN provided is correct (or that the tendering Holder of Securities is awaiting a TIN), and that (1) the Holder is exempt from backup withholding, or (2) the Holder has not yet been notified by the IRS that such Holder is subject to backup withholding as a result of failure to report all interest or dividends, or (3) the IRS has notified the Holder that such Holder is no longer subject to backup withholding.

Certain U.S. persons that sell their Securities (including, among others, most corporations and certain tax-exempt organizations) are not subject to backup withholding and should indicate their exempt status on Substitute Form W-9.

If the Securities are in more than one name or are not in the name of the actual owner, such Holder should consult the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

For additional guidance, see the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9".

Non-U.S. persons:
----------------

A non-U.S. individual or non-U.S. entity may qualify as an exempt person by completing Part I and Part IV of IRS Form W-8BEN signed under penalties of perjury, certifying such person's non-U.S. status. IRS Form W-8BEN and Instructions for Form W-8BEN can be obtained at http://www.irs.gov/pub/irs-pdf/iw8ben.pdf. If this form does not apply to a particular non-U.S. Holder, other applicable forms can be obtained from the IRS website.

A Holder of Securities should consult his or her tax advisor as to his or her qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

                              NOTICE OF WITHDRAWAL
                                 OF SURRENDER OF
 STMICROELECTRONICS N.V.'S LIQUID YIELD OPTION(TM) NOTES DUE SEPTEMBER 22, 2009
                           (ZERO COUPON-SUBORDINATED)

                             CUSIP Number: 861012AB8
                            ISIN Number: FR0000495251


                         Pursuant to the Company Notice
                              dated August 18, 2004

THE REDEMPTION PERIOD WILL EXPIRE AT 5:00 P.M. LOCAL TIME IN NEW YORK OR PARIS, DEPENDING ON WHETHER YOU HOLD SECURITIES THROUGH DTC OR EUROCLEAR FRANCE, ON SEPTEMBER 22, 2004 (THE "PURCHASE DATE"). REGISTERED HOLDERS OF SECURITIES MUST SURRENDER THEIR SECURITIES ON OR PRIOR TO 5:00 P.M. LOCAL TIME IN NEW YORK OR PARIS, ON THE PURCHASE DATE IN ORDER TO RECEIVE THE PURCHASE PRICE. SECURITIES SURRENDERED FOR PURCHASE MAY BE WITHDRAWN IF THE REGISTERED HOLDER SUBMITS AND THE RELEVANT PAYING AGENT RECEIVES THIS COMPLETED AND SIGNED NOTICE OF WITHDRAWAL NO LATER THAN 5:00 P.M. LOCAL TIME IN NEW YORK OR PARIS, ON SEPTEMBER 22, 2004. SECURITIES NOT ACCEPTED FOR PAYMENT AFTER THE EXPIRATION OF FORTY BUSINESS DAYS FROM THE COMMENCEMENT OF THE REDEMPTION PERIOD TO PURCHASE THE SECURITIES MAY BE WITHDRAWN. HOLDERS THAT SURRENDER THROUGH DTC OR EUROCLEAR FRANCE NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE RELEVANT PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The addresses for surrendering physical Securities are as follows:

   Trustee, New York Registrar,          Paris Paying and                       Dutch Registrar:
       New York Paying and               Conversion Agent:
        Conversion Agent:
  The Bank of New York                 BNP Paribas Securities Services     Netherlands Management Company B.V.
  Corporate Trust                      GIS Emetteur OST & Coupon           Locatellikade 1
  Operations/Reorganization Unit       Les Collines de l'Arche             Parnassustoren
  101 Barclay Street                   Paris La Defense Cedex 09           1076 AZ Amsterdam, The Netherlands
  Floor 7 East                         France 75450
  New York, New York 10286

All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company Notice, dated August 18, 2004, and the accompanying Purchase Notice, of STMicroelectronics N.V., a corporation organized under the laws of the Netherlands (the "Company" or "STMicroelectronics"), relating to the purchase by the Company, at the option of the holder thereof, of the Company's Liquid Yield OptionTM Notes due September 22, 2009 (Zero Coupon-Subordinated) (the "Securities") for $885.91 per $1,000 principal amount at maturity of the Securities, subject to the terms and conditions of the Indenture and the Option.

This Notice of Withdrawal is to be completed by registered holders of Securities desiring to withdraw the surrender of such Securities in the Option if (i) Securities have been previously surrendered to the relevant Paying Agent, or
(ii) delivery of such Securities has been previously made by book-entry transfer to the relevant Paying Agent's account at The Depository Trust Company ("DTC") or Euroclear France pursuant to the book-entry transfer procedures described under the caption "Procedures to be Followed by Holders Electing to Surrender Securities for Purchase" in the Company Notice.

Ladies and Gentlemen:

The undersigned hereby withdraws the undersigned's surrender for purchase to the Company of the Securities described below, which Securities were previously surrendered for purchase pursuant to the Company Notice.

The undersigned understands that the withdrawal of Securities previously surrendered in this Option, effected by this Notice of Withdrawal, may not be rescinded and that such Securities will no longer be deemed to be validly surrendered for purchase for purposes of the undersigned's Purchase Notice. Such withdrawn Securities may be resurrendered for purchase only by following the procedures for surrendering set forth in the Company Notice and in the accompanying Purchase Notice.

All authority conferred or agreed to be conferred in this Notice of Withdrawal shall not be affected by and shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Notice of Withdrawal shall be binding upon the heirs, personal and legal representatives, trustees in bankruptcy, successors and assigns of the undersigned.

                                      * * *

--------------------------------------------------------------------------------------------------------------

                                    DESCRIPTION OF SECURITIES BEING WITHDRAWN
--------------------------------------------------------------------------------------------------------------
    Name(s) and Address(es) of Registered Holder(s)                       Securities Being Withdrawn
(Please fill in exactly as name(s) appear(s) on Securities)(1)   (Attach additional signed list, if necessary)
--------------------------------------------------------------------------------------------------------------
                                                                   Principal Amount         Principal Amount
                                           Security Certificate     Represented by                Being
                                                Number(s)(2)          Securities             Withdrawn(2)(3)

                                           -------------------------------------------------------------------
                                           -------------------------------------------------------------------
                                           -------------------------------------------------------------------
                                           -------------------------------------------------------------------
                                           -------------------------------------------------------------------
                                              Total Amount
                                            Being Withdrawn
--------------------------------------------------------------------------------------------------------------

(1) Must correspond exactly to the name(s) that appear(s) on the certificate(s) for the Securities and the relevant Paying Agent's record of registered holders or, if surrendered by a DTC or Euroclear France participant, exactly as such participant's name(s) and address(es) appear(s) on the security position listing of DTC or Euroclear France.
(2) Need not be completed if Securities are being surrendered by book-entry transfer.
(3) Unless otherwise specified, the entire aggregate principal amount evidenced by such Securities will be deemed to have been withdrawn.

________________________________________________________________________________

                               METHOD OF DELIVERY

|_| CHECK HERE IF SECURITIES WERE PHYSICALLY DELIVERED TO THE RELEVANT PAYING AGENT.

|_| CHECK HERE IF SECURITIES WERE DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE NEW YORK PAYING AGENT OR PARIS PAYING AGENT WITH DTC OR EUROCLEAR FRANCE AND COMPLETE THE FOLLOWING:

Name of Surrendering Institution:_______________________________________________

Address:________________________________________________________________________

Telephone: _____________________________________________________________________

Facsimile:______________________________________________________________________

Contact Person: ________________________________________________________________

Date Surrendered:_______________________________________________________________

DTC Account Number: ____________________________________________________________

Euroclear France Account Number:________________________________________________

Transaction Code Number:________________________________________________________

________________________________________________________________________________

                                    SIGN HERE

    (To Be Completed by All Registered Holders of Securities Being Withdrawn)

Must be signed by registered Holder(s) exactly as name(s) appear(s) on the Securities or on a security position listing or by person(s) authorized to become registered Holder(s) of the Securities by documents transmitted with this Notice of Withdrawal. If the signature is by an attorney-in-fact, executor, administrator, trustee, guardian, partner, officer of a corporation or another party acting in a fiduciary or representative capacity, please set forth the signer's full title.

         (Signature(s) of Registered Holder(s) or Authorized Signatory)

Dated:  ______________, 2004

Name(s):________________________________________________________________________
________________________________________________________________________________
                                 (Please Print)

Capacity (full title):__________________________________________________________
________________________________________________________________________________

Address(es):____________________________________________________________________
________________________________________________________________________________
                               (Include Zip Code)

Area Code(s) and Telephone Number(s):___________________________________________

                      The Guarantee Below Must be Completed
________________________________________________________________________________

                            GUARANTEE OF SIGNATURE(S)

Authorized Signature:___________________________________________________________

Name:___________________________________________________________________________

Title:__________________________________________________________________________

Name of Eligible Institution:___________________________________________________

Address:________________________________________________________________________
________________________________________________________________________________
                               (Include Zip Code)

Area Code and Telephone Number:_________________________________________________

Dated:  ______________, 2004

_____________________________________________________________________________________________________________________________

                             PAYER'S NAME: THE BANK OF NEW YORK AS NEW YORK PAYING AGENT
_____________________________________________________________________________________________________________________________
SUBSTITUTE Form @-9                  PLEASE PROVIDE YOUR TIN IN THE BOX
                                     AT RIGHT AND CERTIFY BY SIGNING AND DATING
                                     BELOW.                                            ______________________________________
Department of the Treasury           _____________________________________________                     Name
Internal Revenue Service             Name                                                               AND
                                     _____________________________________________
Payer's Request for Taxpayer         Business Name                                     ______________________________________
Identification Number (TIN) and                                                                Social security number
Certification                        Please check appropriate box                                        OR
                                     |_| Individual/Sole Proprietor |_| Corporation
                                     |_| Partnership    |_|  Other _______________      _____________________________________
                                                                                           Employer identification number

                                     _____________________________________________      _____________________________________
                                     Address                                            (If awaiting TIN write "Applied For")

                                     _____________________________________________      Please sign and date below.
                                     City, State, Zip Code
_____________________________________________________________________________________________________________________________
                                     Part II  For Payees Exempt from Backup Withholding, write "Exempt" in this section and sign and date below.  See the enclosed Guidelines and complete as instructed therein.  ___________________
_____________________________________________________________________________________________________________________________
                                     Certification Under penalties of perjury, I certify that:

                                     (1)    The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

                                     (2)    I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the
                                            "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

                                     (3)    I am a U.S. person (including a U.S. resident alien).

                                     Certification Instructions You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)
                                     ________________________________________________________________________________________

                                     SIGNATURE: _________________________________   DATE: ________________, 2004
_____________________________________________________________________________________________________________________________

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN A $50 PENALTY IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 28% OF ANY CASH PAYMENTS MADE TO YOU PURSUANT TO THIS OPTION. PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" FOR ADDITIONAL DETAILS.

NOTE: IF YOU ARE AWAITING A TAXPAYER IDENTIFICATION NUMBER BACKUP WITHHOLDING OF 28% WILL BE IMPOSED ON ANY CASH PAYMENTS MADE TO YOU PURSUANT TO THIS OPTION UNLESS YOU PROVIDE YOUR TIN TO THE PAYER PRIOR TO THE DATE ANY SUCH PAYMENT IS TO BE MADE.

                    GUIDELINES FOR CERTIFICATION OF TAXPAYER
                  IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer. -- Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For this type of account:      Give the NAME and            For this type of account:       Give the NAME and
                               SOCIAL SECURITY                                             EMPLOYER IDENTIFICATION
                               number of:                                                  number of:
-------------------------------------------------------------------------------------------------------------------
1.   Individual                The individual               6.  Sole proprietorship or      The owner (3)
                                                                single-owner LLC

2.   Two or more               The actual owner of the      7.  A valid trust, estate, or   The legal entity (4)
     individuals (joint        account or, if combined          pension trust
     account)                  funds, the first individual
                               on the account(1)            8.  Corporate or LLC            The corporation
                                                                electing corporate status
3.   Custodian account of a    The minor (2)                    on Form 8832
     minor (Uniform Gift to
     Minors Act)                                            9.  Association, club           The organization
                                                                religious, charitable,
4.   a. The usual revocable    The grantor-trustee (1)          educational, or other
     savings trust (grantor                                     tax-exempt organization
     is also trustee)                                           accoung

b.   So-called trust account   The actual owner (1)         10. Partnership                 The partnership
     that is not a legal or
     valid trust under State                                11. A broker or registered      The broker or nominee
     law                                                        nominee

5.   Sole proprietorship       The owner (3)                12. Account with the            The public entity
                                                                Department of
                                                                Agriculture in
                                                                the name of a
                                                                public entity
                                                                (such as a state
                                                                or local
                                                                government,
                                                                school district,
                                                                or prison) that
                                                                receives
                                                                agriculture
                                                                program payments
-------------------------------------------------------------------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.
(2) Circle the minor's name and furnish the minor's social security number.
(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).
(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

                    GUIDELINES FOR CERTIFICATION OF TAXPAYER
                  IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
                                     Page 2

Obtaining a Number
If you do not have a taxpayer identification number, obtain Form SS-5, Application for a Social Security Card (for individuals), at the local Social Security Administration office, or obtain Form W-7, Application for IRS Individual Taxpayer Identification Number (for resident aliens who are not eligible for a social security number) or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), by calling 1
(800) TAX-FORM (1-800-829-3676) or from the IRS's web site at www.irs.gov, and apply for a number.

Payees Exempt from Backup Withholding
Payees specifically exempted from withholding include:
   o An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).
   o The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.
   o  An international organization or any agency or instrumentality thereof.
   o A foreign government and any political subdivision, agency or instrumentality thereof.
Payees that may be exempt from backup withholding include:
   o  A corporation.
   o  A financial institution.
   o A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
   o  A real estate investment trust.
   o  A common trust fund operated by a bank under Section 584(a).
   o An entity registered at all times during the tax year under the Investment Company Act of 1940.
   o  A middleman known in the investment community as a nominee or a custodian.
   o A futures commission merchant registered with the Commodity Futures Trading Commission.
   o  A foreign central bank of issue.
   o A trust exempt from tax under Section 664 or described in Section 4947. Payments of dividends and patronage dividends generally exempt from backup withholding include:
   o  Payments to nonresident aliens subject to withholding under Section 1441.
   o Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.
   o  Payments of patronage dividends not paid in money.
   o  Payments made by certain foreign organizations.
   o  Section 404(k) payments made by an ESOP.
Payments of interest generally exempt from backup withholding include:
   o  Payments of interest on obligations issued by individuals.
Note: You may be subject to backup withholding if this interest in the course of your trade or business is $600 or more and you have not provided your correct taxpayer identification number to the payer.
   o Payments of tax-exempt interest (including exempt-interest dividends under Section 852).
   o  Payments described in Section 6049(b)(5) to non resident aliens.
   o  Payments on tax-free covenant bonds under Section 1451.
   o  Payments made by certain foreign organizations.
Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see Sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

EXEMPT PAYEES DESCRIBED ABOVE MUST FILE FORM W-9 OR A SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYER. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART II OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Privacy Act Notice. - Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers may also disclose this information to other countries under a tax treaty or to federal and state agencies to enforce federal non-tax criminal laws and to combat terrorism. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties
(1) Failure to Furnish Taxpayer Identification Number - If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) Civil Penalty for False Information with Respect to Withholding - If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.
(3) Criminal Penalty for Falsifying Information - Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
(4) Misuse of Taxpayer Identification Number - If the payer discloses or uses taxpayer identification numbers in violation of federal law, the payer may be subject to civil and criminal penalties.
FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          STMicroelectronics N.V.


Date:    August 20, 2004                  By:  /s/ PASQUALE PISTORIO
                                             -----------------------------------

                                    Name:  Pasquale Pistorio
                                    Title: President and Chief Executive Officer

Enclosure: A Company Notice regarding optional redemption of Liquid Yield Option(TM) Notes due September 22, 2009.